SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

31 May 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

31 May 2013

LLOYDS BANKING GROUP PLC - BLOCK LISTING OF SHARES

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 490,000,000 ordinary shares of 10p each in Lloyds Banking Group plc (the "Company"), compromising 250,000,000 shares for the Lloyds Banking Group Deferred Bonus Plan 2008 and 240,000,000 shares for the Lloyds Banking Group Sharesave Scheme 2007(together the "Plans"). These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the Plans. Participants in the Plans have or will become entitled to these shares following the vesting of share awards or exercise of options. These shares will rank equally with the existing issued ordinary shares of the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 31 May 2013